UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  January 1, 2019

Carolina Trust BancShares, Inc.
(Exact name of registrant as specified in its charter)

North Carolina	000-55683	81-2019652
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

901 East Main Street, Lincolnton, North Carolina	28092
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (704) 735-1104

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 2.01.	Completion of Acquisition or Disposition of Assets.

On January 1, 2019, Carolina Trust BancShares, Inc. (the “Company”), the parent holding company for Carolina Trust Bank, Lincolnton, North Carolina, completed its previously announced merger with Clover Community Bankshares, Inc. (“Clover”), the parent holding company for Clover Community Bank, Clover, South Carolina.  Pursuant to the Agreement and Plan of Merger and Reorganization between the Company and Clover dated June 14, 2018 (the “Merger Agreement”), Clover merged with and into the Company, with the Company being the surviving corporation in the merger (the “Merger”).

Pursuant to the Merger Agreement, each share of Clover common stock issued and outstanding at the effective time of the Merger was converted into the right to receive either $22.00 in cash or 2.7181 shares of Company common stock. Clover shareholders have the option to elect the type of consideration that they would prefer to receive, subject to required proration as provided in the Merger Agreement. The merger consideration will be prorated such that 20% of Clover’s common shares outstanding immediately prior to the closing of the merger will be converted to the cash consideration and 80% of Clover’s common shares outstanding immediately prior to the closing of the merger will be converted to the stock consideration. Cash will also be paid in lieu of fractional shares of Company common stock. In accordance with Clover’s articles of incorporation, each outstanding share of Clover preferred stock was automatically converted into one share of Clover common stock immediately prior to the closing of the Merger. These shares of common stock were then converted into the right to receive the merger consideration as described above. Merger consideration election materials are being mailed to Clover shareholders as of the close of business on December 31, 2018.

Immediately following consummation of the Merger, Clover Community Bank, which was previously a wholly owned subsidiary of Clover, was merged with and into Carolina Trust Bank, a wholly owned subsidiary of the Company.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this report and is incorporated herein by reference.

Item 8.01.	Other Events.

On January 2, 2019, the Company issued a press release announcing the closing of the Merger. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

The financial statements required by Item 9.01(a) are currently being prepared. The Company will file the required financial statements under the cover of Form 8-K/A as soon as practicable but not later than seventy-one calendar days after the latest date on which this initial Current Report on Form 8-K is required to be filed.

(b) Pro forma financial information.

The pro forma financial statements required by Item 9.01(b) are currently being prepared. The Company will file the required pro forma financial statements under the cover of Form 8-K/A as soon as practicable but not later than seventy-one calendar days after the latest date on which this initial Current Report on Form 8-K is required to be filed.

(d) Exhibits.

Exhibit No.	Description of Exhibit
2.1
Agreement and Plan of Merger and Reorganization by and between Carolina Trust BancShares, Inc. and Clover Community Bankshares, Inc., dated as of June 14, 2018 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2018).

99.1	Press release dated January 2, 2019.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Carolina Trust BancShares, Inc.

Date: January 7, 2019	By:	/s/ Edwin E. Laws
	Name:	Edwin E. Laws
	Title:	EVP and Chief Financial Officer

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